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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of March, 2004

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F  X    Form 40-F
                                ---             ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                            Yes             No   X
                                ---             ---

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes             No   X
                                ---             ---

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
                   under the Securities Exchange Act of 1934:
                            Yes             No   X
                                ---             ---

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
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              ENDESA's Colombian Distribution Subsidiary, Codensa,
              Successfully Closes a EUR 153 Million Bond Issuance

    MADRID, Spain--(BUSINESS WIRE)--March 15, 2004--ENDESA (NYSE:
ELE):

    -- Demand reached 2.75 times the amount placed in the second largest issuance in the local market.

    -- The issuance success, which allows Codensa's to extend the maturity of its financial debt, shows the excellent perception of the company among local institutional investors.

    ENDESA (NYSE: ELE) announces that its Colombian electricity distributor Codensa, in which it holds a 48.5% control interest, has successfully closed a Colombian peso 500,000 million (EUR 153 million) bond issuance.
    The operation, included in Codensa's local bond program was issued on March 11th. Demand reached 2.75 times the amount placed in the second largest issuance in the Colombian market.
    The placement was intermediated by BBVA Banco Ganadero and distributed in three tranches with the following characteristics:

    -- 5 year Colombian peso 50.000 million tranche at an interest rate of CPI + 4.9%

    -- 7 year Colombian peso 200.000 million tranche at an interest rate of CPI + 6.14%

    -- 10 year Colombian peso 250.000 million tranche at an interest rate of CPI + 6.34%

    Minimum historic margins were obtained for the 7 and 10 year tranches, standing at around 0.60% below the prices of debt issued by the Government of Colombia with the same term.
    The issuance success shows the excellent perception of the company among local institutional investors, which were the main buyers of the issuance.
    The funds raised will enable Codensa to replace short term debt with these long term bonds.
    Condensa distributes and supplies electricity in Bogota and 96 municipalities of Cundimarca, Tolima and Boyaca. Its concession area is spread over 14,077 Km2 and includes 1,956,251 customers.

    CONTACT: ENDESA
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       ENDESA, S.A.

Dated: March 15, 2004         By: /s/ David Raya
                                 ------------------------------------------
                              Name: David Raya
                              Title: Manager of North America Investor Relations